UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the nine months ended September 30, 2021

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Unaudited Condensed Consolidated Interim Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the nine months ended September 30, 2021.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR, filed with the Commission on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 1, 2021	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2021.

General

As of September 30, 2021, the Company’s fleet consisted of 69 vessels, with an aggregate capacity of approximately 12.2 million DWT:

(i)63 vessels owned by the Company (15 VLCCs, 27 Suezmax tankers, 21 LR2/Aframax tankers);
(ii)two VLCCs that are under finance leases; and
(iii)four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)
In March 2021, the Company took delivery of the LR2 tanker, Front Fusion, from Shanghai Waigaoqiao Shipbuilding Company Limited ("SWS").

In April 2021, the Company took delivery of the LR2 tanker, Front Future, from SWS.

In September 2021, the Company took delivery of the LR2 tanker, Front Favour, from SWS.

In the nine months ended September 30, 2021, the Company redelivered two VLCCs to an unrelated third party at the end of the respective charter-in agreements.

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the Hyundai Heavy Industries (“HHI”) shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million, including an estimated $25.7 million in additions and upgrades to the standard specifications. The vessels are designed to operate on different fuels, including Biofuel, have the potential to be converted or retrofitted to consume fuel such as LNG or Ammonia and consequently there is an ability to cut CO2 emissions to zero when technology, logistics and the regulatory framework allows for it. The newbuildings will also be fitted with Exhaust Gas Scrubber technology, high end Anti Fouling systems, equipped with Digital Energy Performance solutions as well as being compliant with specific ExxonMobil lightering requirements to allow for maximum trading flexibility. We believe the delivery schedule is very attractive with all vessels delivering during 2022 starting in the first quarter.

In June 2021, the Company entered into an agreement to acquire two scrubber fitted, latest generation ECO-type VLCCs built in 2019 at the HHI shipyard in South Korea for a total of $180.0 million. In the nine months ended September 30, 2021, the Company paid deposits of $18.0 million, leaving a remaining commitment of $162.0 million as of September 30, 2021. The vessels were delivered to the Company during the fourth quarter of 2021 and the Company drew down $117.0 million under its senior secured term loan facilities with SEB and KfW IPEX-Bank ("KFW") to partially finance the delivery.

As of September 30, 2021, the Company had entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters commencing in August

2019, at a daily base rate of $28,400 with a 50% profit share above the base rate. As of September 30, 2021, the charters have remaining contractual periods of approximately 11 months.

Fleet changes

(number of vessels)	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Year ended December 31, 2020
VLCCs
At start of period	19	19	19
Other acquisitions/newbuilding deliveries	—	1	1
Disposal/lease termination	—	(1)	(1)
Chartered-in/redelivered	(2)	—	—
At end of period	17	19	19
Suezmax tankers
At start of period	27	26	26
Chartered-in/redelivered (2)	—	(10)	(10)
Other acquisitions/newbuilding deliveries (2)	—	11	11
At end of period	27	27	27
LR2/Aframax tankers
At start of period	18	18	18
Other acquisitions/newbuilding deliveries	3	—	—
At end of period	21	18	18
Total
At start of period	64	63	63
Other acquisitions/newbuilding deliveries (2)	3	12	12
Disposal/lease termination	—	(1)	(1)
Chartered-in/redelivered (2)	(2)	(10)	(10)
At end of period	65	64	64

(1) The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel previously recorded as an investment in finance lease and sold in 2020.
(2) 10 Suezmax tankers chartered-in from Trafigura have been recorded as owned vessels upon closing of the Acquisition in March 2020.

Tanker Market Update

Global oil consumption averaged 98.6 million barrels per day ("mbpd") during the third quarter of 2021 according to the Energy Information Administration (“EIA”), 1.9 mbpd higher than in the second quarter of 2021. Global oil supply increased by 2.0 mbpd during the third quarter, averaging 96.8 mbpd. World oil balances indicate we continued to draw from crude oil inventories during the third quarter, at a rate of 1.8 mbpd, 0.1 mbpd less than in the second quarter of 2021. During the third quarter of 2021 the Organization of Economic Co-operation and Development (“OECD”) countries and in particular European countries, experienced the most pronounced recovery in demand. Non-OECD and Asian countries observed a more muted recovery as COVID-19 related measures continued to depress activity in these regions.

The dominant market intelligence narrative during the third quarter of this year was the rally in global energy prices. Electricity, coal, and gas prices all skyrocketed to new daily records, in turn impacting other energy intensive commodities such as copper, fertilizer and aluminum. Oil is an excellent energy carrier, adjusted for efficiency, both coal and gas prices far outstripped oil prices, even as oil prices rose above $85 a barrel for Brent. Coal-to-gas switching has been discussed in the energy markets for almost a decade, but during the third quarter this year, the discussion moved towards the potential of gas-to-oil switching and coal-to-oil switching as oil became the most economical feedstock for power generation. The potential for such switching is very much an unknown as the global population of diesel generators and oil energy plants (most of which have been de-commissioned) has been ignored as a significant oil demand component for over a decade. However, analysts estimate incremental crude oil demand from this factor to amount to between 0.5 to 1.5 mbpd as we enter winter in the Northern hemisphere. The foregoing does not factor in the normal seasonal pattern of increased demand.

Reputable industry analysts posit that we are at the dawn of a ‘commodity super-cycle’ or ‘the revenge of the old economy’. The last similar ‘super-cycle’ took place between 2003 and 2008. As many will remember, this period was quite rewarding for tanker owners and their investors. The argument underpinning the expected cyclical turn is the lack of investment in the future production of hydrocarbon-based energy and raw materials, all while economies worldwide sanction the largest fiscal stimulus packages seen in history. Shipping plays an integral role in this equation, including directly, as steel and fuel prices dictate the cost of building a vessel, the value of existing tonnage and the cost of running a vessel. We believe shipping in general, and tankers specifically, will be an important piece in the value chain, as we anticipate the demand for the transportation of goods is set to increase going forward.

We believe the tanker market has for a time now seen underinvestment. According to industry sources, in the VLCC, Suezmax and LR2 segments of the current tanker fleet, an average of 6.7% of the fleet is already older than 20 years in age. The total orderbook for this bracket of tonnage amounts to 8.6% of the existing fleet, but by the time this orderbook is delivered, an additional 6.9% of these vessels will have passed the 20-year mark meaning a 8.6% orderbook shall cater for a potential fleet reduction of 13.6%. Looking at the VLCC segment in isolation, this phenomenon is even more pronounced as the orderbook stands at 8.5% of the existing fleet, while 14.4% of the VLCC fleet will be over 20 years by the time these orders reach the market. One main counterargument to the foregoing is the contention that recycling has thus far not made meaningful change to the fleet. However, we are starting to see the early signs of recycling activity picking up in tankers, with approximately 2% of the total tanker fleet reported recycled year to date according to industry sources.

We are now on the doorsteps of a historically strong period for tankers seasonally. Global oil inventories are reported to be at multi-year lows in the face of firm demand growth. Tanker rates have gradually risen since August, but we have yet to see the violent spikes in rates seen in years past in the tanker industry. At Frontline we remain confident in the recovery of the tanker markets, and we continue to strive to position the Company for sizeable returns as this story unfolds.

Covid-19 Update

Throughout the third quarter of 2021 one of our foremost priorities has been vaccinating our pool of seafarers to reduce the risk of harm to our crew from the COVID-19 pandemic. The combined efforts of our technical department and ship managers have resulted in improvements in the number of crew fully vaccinated. However, we continue to see numbers skewed by nationality and region. In the Philippines, we saw a large number of vaccine doses delivered in September. However, as these have been administered in Manila seafarers from the provinces still struggle to access doses, despite the commendable priority the government has put on seafarers joining vessels. Similarly, in Ukraine and Georgia supply chains have been challenged resulting in slower progress in these countries than we would have liked. We expect that the effects of regional scarcity of vaccines will be seen well into the fourth quarter and likely beyond to 2022. Together with our Ship Managers we have therefore ensured that crew have been able to take the opportunity to be vaccinated whilst onboard whenever vessels have called ports with such access. As a result, we have had several vessels where all crew members have been vaccinated in the US and more recently when calling at ports in Europe.

Overall, the efforts to vaccinate our seafarers have resulted in a steady increase in the numbers of crew who are fully, or partially, vaccinated. We expect to see 75 to 80 percent of our pool of seafarers fully vaccinated by the end of 2021.

As predicted the tanker market in the third quarter of 2021 has been impacted by the pandemic in connection with significant restrictions on crew change and the movement of people across borders. The challenges faced arise from local governments, local ports and terminals all taking individual approaches to safeguarding their communities. This results in many criteria that must be met to be able to successfully complete a crew change. As these criteria change frequently and with little warning, we are grateful to our technical department and the ship managers who continue daily monitoring and coordination to ensure crew can return home as well as join onboard safely.

In the third quarter we had COVID-19 related additional crew change costs of $1.6 million for approximately 800 seafarers who were repatriated.

ESG Update

At Frontline we realize that one way or another, the cost of emitting carbon dioxide will rise, impacting all businesses. The drive for increased fuel-efficiency and the quest for lower-carbon and alternative fuels in shipping will accelerate. TFG Marine, a joint venture bunker company launched by Trafigura, Frontline, and Golden Ocean, conducted successful trials of a low carbon marine biofuel in 2021. Frontline is also actively engaging authorities on engine and hull design as well as closely following new initiatives on various carbon reducing or even capturing technology, as a result of our ongoing decarbonization project. Notwithstanding the foregoing, Frontline is fortunate to be running a modern, very efficient fleet and by our estimation we are very well positioned in respect of the upcoming EEDI/EEXI classification framework introduced by IMO. Preliminary studies leave the majority of the Frontline fleet with an ‘A’ rating, with a small number of vessels marginally in the ‘B’ bracket.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2021 and September 30, 2020.

Total operating revenues, voyage expenses and commissions

(in thousands of $)	2021	2020
Time charter revenues	56,655	145,409
Voyage charter revenues	468,050	882,398
Other income	11,129	18,507
Total operating revenues	535,834	1,046,314

Voyage expenses and commissions	279,804	278,858

Time charter revenues decreased by $88.8 million in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 primarily due to the redelivery of 14 vessels back to voyage charters, offset by the income recognized from the five vessels chartered out to Trafigura after the closing of the acquisition of 10 Suezmax Tankers from Trafigura.

Voyage charter revenues decreased by $414.3 million in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due to the decrease in market freight rates, the termination of the leases on one vessel chartered-in from SFL Corporation Ltd. (“SFL”) and two vessels chartered-in from a third party. These factors were offset by the delivery of five newbuildings onto voyage charters, since January 1, 2020 and the redelivery of 14 vessels from time charters.

Other income primarily comprises the income earned from the technical and commercial management of related party and third-party vessels and newbuilding supervision fees derived from related parties. The decrease in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 was mainly due to a decrease in newbuilding supervision fees as a result of a reduction in the number of newbuildings under management, a reduction in commercial management fees as a result of the termination of three commercial management agreements since January 1, 2020 and a decrease in technical management fees earned as a result of the sale of Seateam Management Pte. Ltd ("Seateam").

Voyage expenses and commissions increased by $0.9 million in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due to the delivery of five newbuildings since January 1, 2020 and the net increase of vessels delivered into voyage charters from their previous time charters, offset by, the termination of the leases of three chartered-in vessels and a decrease in commissions due to reduced freights and a decrease in bunker expense.

Other operating gains

(in thousands of $)	2021	2020
Gain on termination of vessel leases	—	7,409
Gain on sale of vessel	—	12,354
Gain on settlement of claim	—	3,422
Gain (loss) on pool arrangements	1,072	(609)
Other gains	339	330
Other operating gains	1,411	22,906

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination of $7.4 million. The charter with SFL terminated in February 2020.

In March 2020, the Company recorded a $3.4 million gain on settlement of a claim.

In April 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to its buyer in June 2020 and the Company recorded a gain on sale of $12.4 million.

In the nine months ended September 30, 2021, the Company recorded a gain on pool arrangements of $1.1 million (2020: loss of $0.6 million) and a further $0.3 million gain (2020: $0.3 million gain) in relation to other miscellaneous settlements.

Contingent rental (income) expense

(in thousands of $)	2021	2020
Contingent rental (income) expense	(2,615)	12,097

Contingent rental income (expense in 2020) in the nine months ended September 30, 2021 relates to the charter party contracts with SFL and was recognized by the Company because the actual profit share payable in the nine months ended September 30, 2021 of $0.3 million (2020: $15.2 million) was $2.6 million less (2020: $12.1 million more) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd. ("Frontline 2012") in 2015. The increase in contingent rental income is due to a decrease in market rates which has decreased the amount payable to SFL in the nine months ended September 30, 2021, offset by a reduction in the number of vessels leased from SFL.

Ship operating expenses

(in thousands of $)	2021	2020
Ship operating expenses	133,716	132,606

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased by $1.1 million in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 primarily due to an increase in the Company's fleet as a result of the delivery of five newbuildings since January 1, 2020 and the additional crew costs occurred across the fleet, as a result of the COVID-19 pandemic, offset by the termination of the leases for three vessels chartered-in and the sale of one vessel previously recorded as an investment in finance lease.

Charter hire expenses

(in thousands of $)	2021	2020
Charter hire expenses	2,593	7,010

In the nine month period ended September 30, 2020, the Company chartered-in two VLCCs under operating leases, which were both redelivered at the end of their respective charter-in agreements in 2021. The decrease in charter hire expense is due to the terminations of the charter-in agreements.

Administrative expenses

(in thousands of $)	2021	2020
Administrative expenses	20,782	31,060

Administrative expenses decreased in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The decrease is mainly due to reduced employee costs as a result of the sale of Seateam, a reduction in costs incurred in the management of related party vessels and a decrease in professional fees and other costs charged to the Company.

Depreciation

(in thousands of $)	2021	2020
Depreciation	109,188	102,656

Depreciation increased in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 mainly due to the delivery of five newbuildings since January 1, 2020, the acquisition of 10 vessels from Trafigura in March 2020, and depreciation on additional Exhaust Gas Cleaning Systems ("EGCS") and Ballast Water Treatment Systems ("BWTS") installed on our vessels. These factors were partially offset by a decrease in depreciation due to the redelivery of one vessel chartered-in under finance lease in 2020 and one less day in 2021 due to the leap year in 2020.

Interest income

(in thousands of $)	2021	2020
Interest income	109	655

Interest income in the nine months ended September 30, 2021 and the nine months ended September 30, 2020 relates to interest received on bank deposits and the shareholder loan to an associated company.

Interest expense

(in thousands of $)	2021	2020
Interest expense	(44,634)	(56,963)

Interest expense decreased in the nine months ended September 30, 2021 by $12.3 million as compared to the nine months ended September 30, 2020 primarily due to the scheduled repayment of outstanding debt, the movement in interest rates, the termination of the finance lease for six vessels since January 1, 2020 and the amortisation of deferred financial costs, partially offset by the additional interest expense due to the drawdowns of amounts from the Company's senior unsecured facility agreement with an affiliate of Hemen Holding Ltd., an affiliate and the Company's largest shareholder ("Hemen") and the delivery of five newbuildings and 10 vessels acquired from Trafigura since January 1, 2020.

Share of results of associated company

(in thousands of $)	2021	2020
Share of results of associated company	(724)	(2,808)

A share of losses of TFG Marine of $0.7 million was recognized in the nine months ended September 30, 2021 (2020: income of $0.7 million).

A share of losses of FMS Holdco of $3.5 million was recognized in the nine months ended September 30, 2020.

Gain (loss) on marketable securities

(in thousands of $)	2021	2020
Gain (loss) on marketable securities	8,134	(4,406)

In the nine months ended September 30, 2021, the Company recognized a gain on marketable securities sold of $7.9 million and an unrealized gain of $0.3 million in relation to the marketable securities held at the reporting date (2020: loss of $4.4 million) due to the movement in the fair value of marketable securities for the nine months ended September 30, 2021 and the nine months ended September 30, 2020, respectively.

Gain (loss) on derivatives

(in thousands of $)	2021	2020
Gain (loss) on derivatives	12,204	(21,117)

The gain on derivatives in the nine months ended September 30, 2021 and the loss on derivatives in the nine months ended September 30, 2020 relate to interest rate swap agreements as a result of movements in interest rates.

Other non-operating items

(in thousands of $)	2021	2020
Other non-operating items	369	128

Other non-operating items are primarily comprised of dividends received on marketable securities, offset by bank charges.

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment in any period and proceed directly to performing the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances. Examples of such events and circumstances include: (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then an impairment loss is recognized for the difference. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

We estimate the fair value of the Company based on its market capitalization plus a control premium, when necessary, and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts.

The Company's market capitalization at September 30, 2021 was $1,855.6 million (based on a share price of $9.37) compared to its carrying value of approximately $1,582.2 million. As the market capitalization of the Company was above the carrying value, even without considering any control premium, the Company concluded that there was no requirement for an impairment to the carrying value of goodwill.

If our stock price declines, or if our control premium declines, this could result in an impairment of some or all of the $112.5 million of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that a control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our Condensed Consolidated Balance Sheet and Results of Operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium-term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing (including interest), payment of newbuilding installments, payment of upgrading costs in relation to EGCS and BWTS, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are generally received upon completion of the voyage.

As of September 30, 2021 and December 31, 2020, we had cash and cash equivalents of $122.1 million, and $174.7 million, respectively. As of September 30, 2021, and December 31, 2020, we had restricted cash balances of nil, and $14.9 million, respectively. Restricted cash as of September 30, 2021 does not include cash balances of $102.4 million (December 2020: $103.5 million), which represents 100% (December 2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of September 30, 2021 because the Company's senior unsecured facility agreement with an affiliate of Hemen, was repayable in May 2022. Furthermore, Frontline Shipping Limited ("FSL"), the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of September 30, 2021, the cash held by FSL was $4.2 million (December 31, 2020: $15.6 million), and these amounts are included in "Cash and cash equivalents".

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.

Newbuildings

As of September 30, 2021, the Company’s newbuilding program consisted of one LR2 tanker which was delivered in November 2021, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.

As of September 30, 2021, total instalments of $115.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $497.4 million, of which we expect $60.0 million to be paid in 2021 and $437.4 million to be paid in 2022, of which $33.4 million and $390.0 million, respectively, will be financed by committed term loan facilities.

The Company drew down $33.4 million in March 2021, $33.4 million in April 2021 and $33.4 million in September 2021 under its senior secured term loan facility of up to $133.7 million with CEXIM and Sinosure to partially finance the delivery of three LR2 tankers, Front Fusion, Front Future and Front Favour, respectively, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. $33.4 million remains available and undrawn under this facility as of September 30, 2021. In November 2021, the Company took delivery of the LR2 tanker, Front Feature, from SWS and drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure to partially finance the delivery. The facility is fully drawn down following the delivery of the vessel.

In May 2021, the Company entered into an agreement for the acquisition through resale of six latest generation ECO-type VLCC newbuilding contracts. The six VLCCs are currently under construction at the HHI shipyard in South Korea and are being acquired for an aggregate purchase price of $565.8 million. The vessels are due for delivery during 2022 starting in the first quarter.

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB Bank ASA (“DNB”) to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ABN AMRO Bank N.V. ("ABN") to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and will have an amortization profile of 18 years commencing on the delivery date from the yard. The facility is subject to final documentation.

Vessel Acquisitions and disposals

In June 2021, the Company entered into an agreement to acquire two scrubber fitted, latest generation ECO-type VLCCs built in 2019 at the HHI shipyard in South Korea for a total of $180.0 million. The vessels were delivered during the fourth quarter of 2021. In the nine months ended September 30, 2021, the Company paid deposits of $18.0 million and the remaining commitment was $162.0 million as of September 30, 2021.

In October 2021, the Company took delivery of the 2019-built VLCC, Front Driva, from HHI. In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of the vessel. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company drew down $58.5 million under the facility to partially finance the delivery.

In November 2021, the Company took delivery of the 2019-built VLCC, Front Nausta, from HHI. In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of the vessel. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company drew down $58.5 million under the facility to partially finance the delivery.

In November 2021, Frontline announced that it has entered into an agreement whereby the Company will sell four of its scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen. The vessels are expected to be delivered to the new owners during the fourth quarter of 2021 and the first quarter of 2022. After repayment of existing debt on the vessels, the transaction is expected to generate net cash proceeds of approximately $67.0 million, and the Company expects to record a total gain on sale, divided between the fourth quarter of 2021 and the first quarter of 2022, of approximately $11.2 million.

Other

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. In the nine months ended September 20, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019-built VLCCs and for general corporate purposes. $65.3 million remains available and undrawn under this facility as of September 30, 2021. In November 2021, the Company extended the terms of this facility by 12 months to May 2023.

The Company has entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 to December 2021. The contracts oblige the Company to purchase and take delivery of the physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into a further arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 to December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT. As of September 30, 2021, the remaining commitments amounted to $9.0 million, all of which is expected to be paid in 2021.

In June 2020, the Company entered into an Equity Distribution Agreement with Morgan Stanley & Co. LLC (the “EDA”), under which the Company may, from time to time, offer and sell its ordinary shares having aggregate sales proceeds of up to $100.0 million. As of September 30, 2021, no sales were made under the EDA. In October 2021, 5,499,658 ordinary shares were issued pursuant to the EDA for combined gross proceeds of $51.2 million.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the nine months ended September 30, 2021.

Net cash provided by operating activities
Net cash provided by operating activities in the nine months ended September 30, 2021 was $37.7 million compared to $577.6 million in the nine months ended September 30, 2020.

The decrease was mainly driven by a decrease in total operating revenues of $510.5 million. The key factors in relation to this were (i) the decrease in market freight rates, (ii) the redelivery of one vessel leased under finance lease in 2020 and two vessels leased under operating leases in 2021, (iii) the redelivery of vessels from time charters to voyage charters with less favorable rate, and (iv) a reduction in administrative income due to a decrease in newbuilding supervision fees and the sale of Seateam. The decrease was partially counterbalanced by a net increase in the fleet primarily as a result of the delivery of the five vessels acquired from Trafigura in March 2020 and five newbuildings delivered since January 1, 2020.

The movement in other operating assets and liabilities had a negative impact in cash generated from operating activities by $51.0 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels.

The decrease in cash provided by operating activities was partially offset by a decrease in charterhire expenses of $4.4 million, due to the redelivery of two vessels leased under operating leases, a $9.9 million decrease in administrative expenses and a $11.8 million decrease in interest expense paid in the period.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average freight rates earned by our vessels in periods subsequent to September 30, 2021, compared with the actual freight rates achieved during the nine months ended September 30, 2021, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily cash break-even TCE rates for the remainder of 2021 will be approximately $21,400, $17,800 and $14,100 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, bareboat hire, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $220.3 million in the nine months ended September 30, 2021 comprised mainly of capitalized additions of $236.8 million, primarily in respect of the delivery of three newbuildings, the deposits on two 2019-built VLCCs and the additions related to the seven remaining newbuilding contracts along with EGCS and BWTS upgrade costs. In addition, in April 2021, the Company purchased 55,959 Golden Ocean Ltd. ("Golden Ocean") shares in connection with the exercise of subscription rights in the subsequent offering for $0.4 million. The cash used in investing activities was partially offset by proceeds of $14.1 million from the sale of marketable securities and $2.8 million of proceeds from the sale of Seateam in October 2020 and received in the period.

Net cash provided by financing activities
Net cash provided by financing activities of $115.0 million in the nine months ended September 30, 2021 was primarily a result of the drawdown of debt in the amount of $253.4 million in the period. In addition, the Company received proceeds from issuance of shares of $0.7 million as a result of share options exercised in the nine months ended September 30, 2021. The increase was partially offset by debt and finance lease repayments of $131.8 million and $4.2 million, respectively. In addition, the company paid $3.1 million in debt fees in relation to the new loan facilities in the period.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash as of September 30, 2021 does not include cash balances of $102.4 million (December 2020: $103.5 million), which represents 100% (December 2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of September 30, 2021 because the Company's senior unsecured facility agreement with an affiliate of Hemen, was repayable in May 2022. These cash amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of September 30, 2021, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $1,518.1 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $15.2 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the condensed consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, the Company entered into six interest rate swaps with Nordea Bank, whereby the floating interest rate on an original principal amount of $260.0 million was switched to a fixed rate. All of these swaps were settled as of September 30, 2021. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate, with a forward start date of February 2019. In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. In April 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. The fair value of these swaps as of September 30, 2021 was a receivable of $5.8 million (December 2020: nil) and a liability of $8.6 million (December 2020: $19.3 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a gain on these interest swaps of $12.2 million in the nine months ended September 30, 2021 (nine months ended September 30, 2020: loss of $21.1 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include

•the strength of world economies;
•fluctuations in currencies and interest rates;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•changes in the Company's operating expenses, including bunker prices, drydocking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to renew our time charters when they expire or to enter into new time charters;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S.;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•the impact of the discontinuance of London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;

•our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, political events, international hostilities and instability, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of adverse weather and natural disasters;
•the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus, or COVID-19, and its impact on the demand for seaborne transportation in the tanker sector;
•business disruptions due to natural disasters or other disasters outside our control, such as the ongoing COVID-19 pandemic; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Commission on March 18, 2021 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2021 and September 30, 2020
(in thousands of $, except per share data)

	2021	2020
Operating revenues
Time charter revenues	56,655	145,409
Voyage charter revenues	468,050	882,398
Other income	11,129	18,507
Total operating revenues	535,834	1,046,314
Other operating gains	1,411	22,906
Voyage expenses and commissions	279,804	278,858
Contingent rental (income) expense	(2,615)	12,097
Ship operating expenses	133,716	132,606
Charter hire expense	2,593	7,010
Administrative expenses	20,782	31,060
Depreciation	109,188	102,656
Total operating expenses	543,468	564,287
Net operating income (loss)	(6,223)	504,933
Other income (expenses)
Interest income	109	655
Interest expense	(44,634)	(56,963)
Gain (loss) on marketable securities	8,134	(4,406)
Share of results of associated companies	(724)	(2,808)
Foreign currency exchange gain (loss)	(201)	1,699
Gain (loss) on derivatives	12,204	(21,117)
Other non-operating items	369	128
Net other expenses	(24,743)	(82,812)
Net income (loss) before income taxes and non-controlling interest	(30,966)	422,121
Income tax benefit	24	61
Net income (loss)	(30,942)	422,182
Net income attributable to non-controlling interest	—	(121)
Net income (loss) attributable to the Company	(30,942)	422,061

Basic earnings (loss) per share attributable to the Company	$(0.16)	$2.17
Diluted earnings (loss) per share attributable to the Company	$(0.16)	$2.13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2021 and September 30, 2020
(in thousands of $)

	2021	2020
Comprehensive income
Net income (loss)	(30,942)	422,182
Foreign currency translation loss	(50)	(45)
Other comprehensive loss	(50)	(45)
Comprehensive income (loss)	(30,992)	422,137

Comprehensive income attributable to non-controlling interest	—	121
Comprehensive income (loss) attributable to the Company	(30,992)	422,016
Comprehensive income (loss)	(30,992)	422,137

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020
(in thousands of $)

	2021	2020
ASSETS
Current assets
Cash and cash equivalents	122,055	174,721
Restricted cash	—	14,928
Marketable securities	2,892	2,639
Marketable securities pledged to creditors	—	5,835
Trade accounts receivable, net	39,559	40,974
Related party receivables	14,888	13,255
Other receivables	15,088	22,950
Inventories	77,150	57,858
Voyages in progress	38,491	34,705
Prepaid expenses and accrued income	7,315	7,725
Other current assets	3,052	2,729
Total current assets	320,490	378,319
Long-term assets
Newbuildings	117,604	48,498
Vessels and equipment, net	3,355,276	3,307,144
Vessels and equipment under finance leases, net	47,058	53,518
Right-of-use assets under operating leases	4,173	8,426
Investment in associated company	555	1,279
Goodwill	112,452	112,452
Loan notes receivable	1,388	1,388
Long-term derivative instruments receivable	5,849	—
Prepaid consideration	18,000	—
Other long-term assets	5,588	7,197
Total assets	3,988,433	3,918,221

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	166,728	167,082
Current portion of obligations under finance leases	7,464	7,810
Current portion of obligations under operating leases	1,118	4,548
Related party payables	34,642	19,853
Trade accounts payable	4,925	7,860
Accrued expenses	35,127	42,529
Derivative instruments payable	8,578	19,261
Other current liabilities	8,888	12,418
Total current liabilities	267,470	281,361
Long-term liabilities
Long-term debt	2,091,505	1,968,924
Obligations under finance leases	43,009	48,467
Obligations under operating leases	3,379	4,177

Other long-term liabilities	915	3,739
Total liabilities	2,406,278	2,306,668
Commitments and contingencies
Equity
Share capital (198,031,321 shares. 2020: 197,692,321. Par value $1.00)	198,031	197,692
Additional paid in capital	403,276	402,021
Contributed surplus	1,004,094	1,004,094
Accumulated other comprehensive income	150	200
Retained earnings (deficit)	(22,924)	8,018
Total equity attributable to the Company	1,582,627	1,612,025
Non-controlling interest	(472)	(472)
Total equity	1,582,155	1,611,553
Total liabilities and equity	3,988,433	3,918,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and September 30, 2020
(in thousands of $)

	2021	2020

Net cash provided by operating activities	37,692	577,596

Additions to newbuildings, vessels and equipment	(218,830)	(181,890)
Marketable securities acquired	(357)	—
Investment in associated company	—	(750)
Net proceeds from sale of vessel	—	24,738
Cash inflow from sale of subsidiary	2,813	—
Cash outflow on issuance of loan to associated company	—	(1,500)
Trafigura asset acquisition	—	(533,748)
Prepaid consideration	(18,000)	—
Proceeds from sale of marketable securities	14,074	—
Net cash used in investing activities	(220,300)	(693,150)

Proceeds from issuance of debt	253,446	652,894
Repayment of long-term debt	(131,813)	(179,610)
Repayment of finance leases	(4,178)	(9,348)
Net proceeds from issuance of shares	684	5,825
Lease termination compensation receipt	—	3,186
Debt fees paid	(3,125)	(11,751)
Dividends paid	—	(312,389)
Net cash provided by financing activities	115,014	148,807

Net change in cash and cash equivalents and restricted cash	(67,594)	33,253
Cash and cash equivalents and restricted cash at beginning of period	189,649	177,376
Cash and cash equivalents and restricted cash at end of period	122,055	210,629

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2021 and September 30, 2020
(in thousands of $, except number of shares)

	2021	2020
Number of shares outstanding
Balance at beginning of the period	197,692,321	196,894,321
Shares issued on exercise of options	339,000	798,000
Balance at the end of the period	198,031,321	197,692,321

Share capital
Balance at beginning of the period	197,692	196,894
Shares issued on exercise of options	339	798
Balance at the end of the period	198,031	197,692

Additional paid in capital
Balance at beginning of the period	402,021	397,210
Stock compensation expense	(338)	(216)
Shares issued on exercise of options	1,593	5,027
Balance at end of the period	403,276	402,021

Contributed surplus
Balance at beginning of the period	1,004,094	1,070,688
Cash dividend	—	(66,594)
Balance at end of the period	1,004,094	1,004,094

Accumulated other comprehensive income
Balance at beginning of the period	200	330
Other comprehensive loss	(50)	(45)
Balance at end of the period	150	285

Retained earnings (deficit)
Balance at beginning of the period	8,018	(155,146)
Net income (loss) attributable to the Company	(30,942)	422,061
Cash dividend	—	(249,711)
Balance at end of the period	(22,924)	17,204

Total equity attributable to the Company	1,582,627	1,621,296

Non-controlling interest
Balance at beginning of the period	(472)	232
Net income attributable to non-controlling interest	—	121
Balance at end of the period	(472)	353

Total equity	1,582,155	1,621,649

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. INTERIM FINANCIAL DATA

The Unaudited Condensed Consolidated Interim Financial Statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Consolidated Financial Statements, except as noted below in Note 2, and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Annual Consolidated Financial Statements and accompanying Notes included in the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 18, 2021. The Unaudited Condensed Consolidated Interim Financial Statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended September 30, 2021 are not necessarily indicative of the results for the year ending December 31, 2021. The year-end Condensed Consolidated Balance Sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with US GAAP. The Unaudited Condensed Consolidated Interim Financial Statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 18, 2021.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows for the nine months ended September 30, 2021 and September 30, 2020:

(in thousands of $)	2021	2020
Net income (loss) attributable to the Company	(30,942)	422,061

(in thousands)	2021	2020
Weighted average number of shares	197,805	194,947
Dilutive effect of share options	—	150
Dilutive effect of contingently returnable shares	—	2,727
Denominator for diluted earnings per share	197,805	197,824

	2021	2020
Cash dividends per share declared	—	$1.60

The effect of share options using the treasury stock method was antidilutive in the nine months ended September 30, 2021 due to the net loss in the period and therefore 74,919 options were excluded from the denominator in the calculation of diluted earnings per share.

5. OPERATING REVENUES
Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. ASC 842 Leases provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 Leases requires the Company to account for the combined component in accordance with ASC 606 Revenues from contracts with customers if the non-lease components are the predominant components. The Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues in the nine months ended September 30, 2021 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	56,655	—	56,655
Voyage charter revenues	26,096	441,954	468,050
Other income	—	11,129	11,129
Total	82,751	453,083	535,834

The lease and non-lease components of our revenues in the nine months ended September 30, 2020 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	145,409	—	145,409
Voyage charter revenues	596,401	285,997	882,398
Other income	—	18,507	18,507
Total	741,810	304,504	1,046,314

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $5.9 million of contract assets were capitalized in the period ended September 30, 2021 as "Other current assets", of which $3.0 million was amortized up to September 30, 2021, leaving a remaining balance of $2.9 million as of September 30, 2021. $2.5 million of contract assets were amortized in the nine months ended September 30, 2021 in relation to voyages in progress at the end of December 31, 2020. No impairment losses were recognized in the period.

As of September 30, 2021 and December 31, 2020, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2021	2020
Voyages in progress	36,577	27,621
Trade accounts receivable	39,058	25,615
Related party receivables	8,361	7,195
Other current assets	2,851	2,527
Total	86,847	62,958

The timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

6. OTHER OPERATING GAINS

Other operating gains for the nine months ended September 30, 2021 and September 30, 2020 are as follows:

(in thousands of $)	2021	2020
Gain on termination of vessel lease	—	7,409
Gain on sale of vessel	—	12,354
Gain on settlement of claim	—	3,422
Gain (loss) on pool arrangements	1,072	(609)
Other gains	339	330
Other operating gains	1,411	22,906

In February 2020, the Company agreed with SFL to terminate the long-term charter for the 2002-built VLCC Front Hakata upon the sale and delivery of the vessel by SFL to an unrelated third party. Frontline received a compensation payment of $3.2 million from SFL for the termination of the current charter and recognized a gain on termination of $7.4 million. The charter with SFL terminated in February 2020.

In March 2020, the Company recorded a $3.4 million gain on settlement of a claim.

In April, 2020, the Company sold one VLCC previously recorded as an investment in finance lease at a purchase price of $25.5 million. The vessel was delivered to its buyers in June 2020 and the Company recorded a gain on sale of $12.4 million.

In the nine months ended September 30, 2021, the Company recorded a gain on pool arrangements of $1.1 million (2020: loss of $0.6 million) and a further $0.3 million gain (2020: $0.3 million gain) in relation to other miscellaneous settlements.

7. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash as of September 30, 2021 does not include cash balances of $102.4 million (December 2020: $103.5 million), which represents 100% (December 2020: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. The Company did not satisfy any of the minimum cash requirement with a committed undrawn credit facility as of September 30, 2021 because the Company's senior unsecured facility agreement with an affiliate of Hemen, was repayable in May 2022. Furthermore, FSL, the chartering counterparty with SFL with respect to the remaining two VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long-term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, FSL shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As of September 30, 2021, the cash held by FSL was $4.2 million (December 31, 2020: $15.6 million), and these cash amounts are included in "Cash and cash equivalents".

Our interest rate swaps require us to post cash as collateral based on their fair value. As of September 30, 2021, no cash was posted as collateral in relation to our interest rate swaps (December 31, 2021: $13.4 million). See Note 15 for additional information on our interest rate swaps.

8. MARKETABLE SECURITIES

A summary of the movements in marketable securities for the nine months ended September 30, 2021 and the year ended December 31, 2020 is presented in the table below:

(in thousands of $)	2021	2020
Balance at beginning of period	2,639	3,642
Marketable securities acquired	357	—
Proceeds from sale of marketable securities	(14,074)	—
Unrealized gain (loss) on marketable securities held at period end	253	(2,491)
Gain on sale of marketable securities	7,881	—
Repurchase of marketable securities pledged to creditors	5,836	7,323
Marketable securities pledged to creditors	—	(5,835)
Balance at end of period	2,892	2,639

Avance Gas
In the nine months ended September 30, 2021, there was no change in the fair value of the 0.4 million shares held in Avance Gas Holdings Ltd ("Avance Gas").

SFL

In the nine months ended September 30, 2021, the Company recognized an unrealized gain of $0.2 million in relation to the 0.1 million shares held in SFL.

Golden Ocean

As of December 31, 2020, the Company held 1,270,657 shares of Golden Ocean, of which 1,260,358 were held as marketable securities pledged to creditors ("the shares"). In December 2020, the Company entered into a forward contract to repurchase the shares in March 2021 for $6.2 million.

In March 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $9.8 million. Simultaneously, the Company entered into a forward contract to repurchase the shares in June 2021 for

$9.8 million and received net cash proceeds of $3.6 million in connection therewith, after adjustment for foreign exchange differences. The net cash proceeds were treated as a drawdown of debt in the Condensed Consolidated Statement of Cash Flows.

In June 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $13.4 million. The repurchase of the shares for $9.8 million was treated as a settlement of debt in the Condensed Consolidated Statement of Cash Flows.

In the nine months ended September 30, 2021, the Company recognized a gain on marketable securities sold of $7.6 million in relation to the Golden Ocean shares.

In April 2021, the Company purchased 55,959 Golden Ocean shares in connection with the exercise of subscription rights in the subsequent offering for $0.4 million. In June 2021, the Company sold these shares for proceeds of $0.7 million, resulting in a gain on marketable securities sold of $0.3 million in the nine months ended September 30, 2021.

In the nine months ended September 30, 2021, the Company recognized an unrealized gain of $0.1 million in relation to the 10,299 shares in Golden Ocean still held as of September 30, 2021, none of which were held as marketable securities pledged to creditors as of this date.

9. NEWBUILDINGS

Movements in the nine months ended September 30, 2021 are summarized as follows;

(in thousands of $)
Balance at December 31, 2020	48,498
Additions, net	213,052
Interest capitalized	1,356
Transfer to Vessels and Equipment, net	(145,302)
Balance at September 30, 2021	117,604

In the nine months ended September 30, 2021, the Company took delivery of three LR2 tankers, Front Fusion, Front Future and Front Favour, from SWS.

As of September 30, 2021, the Company’s newbuilding program consisted of one LR2 tanker which was delivered in November 2021, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.

10. VESSELS AND EQUIPMENT, NET

Movements in the nine months ended September 30, 2021 are summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2020	3,867,871	(560,727)	3,307,144
Depreciation		(102,728)
Additions to vessels and equipment	5,558
Transfers from Newbuildings	145,302
Balance at September 30, 2021	4,018,731	(663,455)	3,355,276

In the nine months ended September 30, 2021, the Company took delivery of three LR2 tankers, Front Fusion, Front Future and Front Favour, from SWS. The Company also completed the installation of EGCSs on one vessel in the period.

11. VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

As of September 30, 2021, the Company leased in two vessels on long-term time charter from SFL (December 2020: two vessels) which are classified as finance leases.

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2020	103,888	(50,370)	53,518
Depreciation	—	(6,460)	—
Balance at September 30, 2021	103,888	(56,830)	47,058

The outstanding obligations under finance leases as of September 30, 2021 are payable as follows:

(in thousands of $)
Year 1	10,946
Year 2	11,705
Year 3	11,358
Year 4	11,325
Year 5	11,705
Thereafter	4,577
Minimum lease payments	61,616
Less: imputed interest	(11,143)
Present value of obligations under finance leases	50,474

The outstanding obligations under finance leases as of December 31, 2020 are payable as follows:

(in thousands of $)
2021	11,705
2022	10,946
2023	11,705
2024	10,978
2025	11,705
Thereafter	13,347
Minimum lease payments	70,386
Less: imputed interest	(14,109)
Present value of obligations under finance leases	56,277

The Company recognized the following income (expenses) in relation to the amortization of finance lease assets and obligations in the nine months ended September 30, 2021 and September 30, 2020:

(in thousands of $)	September 30, 2021	September 30, 2020
Depreciation of vessels under finance leases	(6,460)	(9,459)
Interest expense on obligations under finance leases	(2,967)	(5,936)
Contingent rental income (expense)	2,615	(12,097)
Gain on termination of vessel lease	—	7,409
Total finance lease expense, net	(6,812)	(20,083)

The remaining periods on these leases as of September 30, 2021 was approximately five years (December 31, 2020: six years). The weighted average discount rate in relation to the vessels leased from SFL is 7.5%.

12. OPERATING LEASES

In the nine months ended September 30, 2021, the Company redelivered two VLCCs to an unrelated third party at the end of the respective charter-in agreements that were previously classified as operating leases. The Company has allocated the consideration due under the leases between the lease and non-lease components based upon the estimated standalone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. In the nine months ended September 30, 2021, the Company has recorded the non-lease component of $1.7 million ($4.9 million in the nine months ended September 30, 2020) within ship operating expenses and has recognized the lease component of $2.6 million ($7.0 million in the nine months ended September 30, 2020) within charter hire expense within the Condensed Consolidated Statement of Operations.

Furthermore, the Company is committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indices. Such variable payments were estimated on the date of adoption of ASC 842 based on the index at that time and included in the minimum lease payments. In the nine months ended September 30, 2021, lease expense of $1.2 million ($1.9 million in the nine months ended September 30, 2020) was recorded in Administrative expenses in the Condensed Consolidated Statement of Operations.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases as of September 30, 2021 are as follows:

(in thousands of $)
Year 1	1,282
Year 2	1,084
Year 3	1,072
Year 4	1,101
Year 5	277
Thereafter	—
Total minimum lease payments	4,816
Less: Imputed interest	(319)
Present value of operating lease liabilities	4,497

The future minimum rental payments under the Company's non-cancellable operating leases as of December 31, 2020 are as follows:

(in thousands of $)
2021	4,705
2022	1,182
2023	1,078
2024	1,107
2025	1,137
Thereafter	—
Total minimum lease payments	9,209
Less: Imputed interest	(484)
Present value of operating lease liabilities	8,725

Total expense for operating leases was $3.8 million in the nine months ended September 30, 2021 (2020: $9.0 million). Total cash paid in respect of operating leases was $3.7 million in the nine months ended September 30, 2021 (2020: $9.0 million). The weighted average discount in relation to the operating leases was 3.2% for the nine months ended September 30, 2021 (2020: 3.8%) and the weighted average lease term was four years (2020: three years) for the nine months ended September 30, 2021.

Rental income
One LR2 tanker and two VLCCs were on fixed rate time charters as of December 31, 2020, the terms of which all ended in the nine months ended September 30, 2021. In addition, Frontline has chartered-out five vessels to Trafigura, for a period of three years commencing in August 2019, at a daily base rate of $28,400 plus 50% profit share. The minimum future revenues to be received under the fixed rate element of our contracts as of September 30, 2021 are as follows:

(in thousands of $)
Year 1	42,032
Year 2	—
Year 3	—
Year 4	—
Year 5	—
Thereafter	—
Total minimum lease payments	42,032

Profit share to be earned under our chartering arrangements has been excluded from the minimum future revenues above. Our revenues from these leases have been included within time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are the lessor.

The cost and accumulated depreciation of vessels leased to third parties as of September 30, 2021 were $328.0 million and $18.0 million, respectively, and as of December 31, 2020 were $509.5 million and $49.4 million, respectively.

Contingent rental income
In the nine months ended September 30, 2021, the Company recognized profit share income of nil in relation to the five time charters to Trafigura (2020: $6.9 million).

13. DEBT

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. In the nine months ended September 30, 2021, the Company drew down $149.7 million under the facility to finance installments for the six VLCCs under construction, the deposits on two 2019-built VLCCs and for general corporate purposes. $65.3 million remains available and undrawn under this facility as of September 30, 2021.

The Company drew down $33.4 million in March 2021, $33.4 million in April 2021, and $33.4 million in September 2021 under its senior secured term loan facility of up to $133.7 million with CEXIM and Sinosure to partially finance the delivery of three LR2 tankers, Front Fusion, Front Future and Front Favour, respectively, from SWS. The facility has a tenor of 12 years, carries an interest rate of LIBOR plus a margin in line with the Company's other loan facilities and has an amortization profile of 17 years commencing on the delivery date from the yard. $33.4 million remains available and undrawn under this facility as of September 30, 2021.

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with SEB to partially finance the acquisition of the 2019-built VLCC, Front Driva. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In October 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery.

In September 2021, the Company entered into a senior secured term loan facility in an amount of up to $58.5 million with KFW to partially finance the acquisition of the 2019-built VLCC, Front Nausta. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In November 2021, the Company took delivery of the vessel and drew down $58.5 million under the facility to partially finance the delivery.

Golden Ocean shares

As of December 31, 2020, the Company held 1,270,657 shares of Golden Ocean, of which 1,260,358 were held as marketable securities pledged to creditors ("the shares"). In December 2020, the Company entered into a forward contract to repurchase the shares in March 2021 for $6.2 million.

In March 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for the proceeds of $9.8 million. Simultaneously, the Company entered into a forward contract to repurchase the shares in June 2021 for $9.8 million and received net cash proceeds of $3.6 million in connection therewith, after adjustment for foreign exchange differences. The net cash proceeds were treated as a drawdown of debt in the Condensed Consolidated Statement of Cash Flows.

In June 2021, the Company repurchased the Golden Ocean shares and subsequently sold them for proceeds of $13.4 million. The repurchase of the shares for $9.8 million was treated as a settlement of debt in the Condensed Consolidated Statement of Cash Flows.

Debt issuance costs

The Company has recorded debt issuance costs (i.e. deferred charges) of $19.6 million as of September 30, 2021 (December 31, 2020: $20.2 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2021	2020
Vessels and equipment, net	3,354,822	3,306,863

14. SHARE CAPITAL

The authorized share capital of the Company as of September 30, 2021 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 198,031,321 shares (December 31, 2020: 197,692,321 shares) of $1.00 par value each are in issue and fully paid.

15. FINANCIAL INSTRUMENTS

Interest rate swap agreements

In February 2013, the Company entered into six interest rate swaps with Nordea Bank, whereby the floating interest rate on an original principal amount of $260.0 million was switched to a fixed rate. All of these swaps were settled as of September 30, 2021.

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The contract had a forward start date of February 2019.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate.

In April 2020, the Company entered into two interest rate swaps with Nordea Bank whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate.

The reference rate for our interest rate swaps is LIBOR.

As of September 30, 2021, the Company recorded a derivative instruments receivable of $5.8 million (December 31, 2020: nil ) and a derivative instruments liability of $8.6 million (December 31, 2020: $19.3 million) in relation to these agreements. The Company recorded a gain on derivatives of $12.2 million in the nine months ended September 30, 2021 (nine months ended September 30, 2020: loss of $21.1 million) in relation to these agreements.
The interest rate swaps are not designated as hedges and are summarized as of September 30, 2021 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	March 2020	March 2025	0.9000%
100,000	April 2020	April 2027	0.5970%
50,000	April 2020	April 2025	0.5000%
550,000

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of September 30, 2021 and December 31, 2020 are as follows:

	2021		2020
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	122,055	122,055	174,721	174,721
Restricted cash	—	—	14,928	14,928
Marketable securities	2,892	2,892	2,639	2,639
Marketable securities pledged to creditors	—	—	5,835	5,835
Derivative instruments receivable	5,849	5,849	—	—
Liabilities:
Floating rate debt	2,068,098	2,068,098	2,089,930	2,089,930
Fixed rate debt	209,700	208,270	66,251	65,348
Derivative instruments payable	8,578	8,578	19,261	19,261

The estimated fair value of financial assets and liabilities as of September 30, 2021 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	122,055	122,055	—	—
Marketable securities	2,892	2,892	—	—
Derivative instruments receivable	5,849	—	5,849	—
Liabilities:
Floating rate debt	2,068,098	—	2,068,098	—
Fixed rate debt	208,270	—	—	208,270
Derivative instruments payable	8,578	—	8,578	—

The estimated fair value of financial assets and liabilities as of December 31, 2020 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	174,721	174,721	—	—
Restricted cash	14,928	14,928	—	—
Marketable securities	2,639	2,639	—	—
Marketable securities pledged to creditors	5,835	5,835	—	—
Liabilities:
Floating rate debt	2,089,930	—	2,089,930	—
Fixed rate debt	65,348	—	6,251	59,097
Derivative instruments payable	19,261	—	19,261	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $19.6 million as of September 30, 2021 (December 31, 2020: $20.2 million) on the Condensed Consolidated Balance Sheet.

Fixed rate debt - short-term debt held with a third party bank has been valued using level 2 inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis
Nonrecurring fair value measurements include a goodwill impairment assessment completed as of September 30, 2021. The impairment test used Level 1 inputs.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of derivative interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken ("SEB"), HSBC, Royal Bank of Scotland ("RBS"), DNB, Nordea Bank Norge ("Nordea"), Credit Agricole, Credit Suisse AG, Standard Chartered and Citibank N.A.. However, the Company believes this risk is remote.

16. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: SFL, Seadrill Limited, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd, and Avance Gas. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

SFL Transactions
As of September 30, 2021, the Company held two vessels under finance leases, which are leased from SFL. The remaining periods on these leases as of September 30, 2021 was approximately five years.

A summary of leasing transactions with SFL in the nine months ended September 30, 2021 and September 30, 2020 are as follows;

(in thousands of $)	2021	2020
Charter hire payable (principal and interest)	5,886	6,304
Lease interest expense	2,967	3,588
Contingent rental (income) expense	(2,615)	12,097
Remaining lease obligation	50,474	58,142

Contingent rental income in 2021 (expense in 2020) is due to the fact that the actual profit share expense earned by SFL in the nine months ended September 30, 2021 of $0.3 million (nine months ended September 30, 2020: $15.2 million) was $2.6 million less (nine months ended September 30, 2020: $12.1 million more) than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger between the Company and Frontline 2012.

In January 2014, the Company commenced a pooling arrangement with SFL, between two of its Suezmax tankers Front Odin and Front Njord and two SFL vessels Glorycrown and Everbright. The Company recognized an income of $1.1 million in the nine months ended September 30, 2021 in relation to this pooling arrangement (nine months ended September 30, 2020: loss of $0.6 million).

Transactions with associated companies

A share of losses of TFG Marine of $0.7 million was recognized in the nine months ended September 30, 2021. The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $171.3 million to TFG Marine in the nine months ended September 30, 2021 and $18.4 million remained due as of September 30, 2021. The Company has also agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of September 30, 2021 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable Frontline shall pay a pro-rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of September 30, 2021.

Transactions with other affiliates of Hemen

In February 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2022. The Company recognized interest expense of $4.9 million in the nine months ended September 30, 2021 (nine months ended September 30, 2020: $3.8 million). $65.3 million remains available and undrawn under this facility as of September 30, 2021.

In the nine months ended September 30, 2021, the Company chartered four of its vessels to an affiliate of Hemen, of which one was a time charter with an initial term of 8 months. The Company recognized revenue of $1.4 million in relation to these charters in the nine months ended September 30, 2021.

A summary of net amounts earned from (paid to) related parties in the nine months ended September 30, 2021 and September 30, 2020 are as follows:

(in thousands of $)	2021	2020
Seatankers Management Co. Ltd	2,098	6,911
SFL	4,349	1,553
Golden Ocean	3,322	5,041
Flex LNG Ltd	1,267	932
Seatankers Management Norway AS	(510)	(351)
Seadrill Limited	184	337
Archer Limited	113	307
Alta Trading UK Limited	1,448	36,654
Avance Gas	1,833	489
TFG Marine	610	—
Other related parties	122	186

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and the provision of other administrative services and guarantee fees.

Related party balances
A summary of balances due from related parties as of September 30, 2021 and December 31, 2020 is as follows:

(in thousands of $)	2021	2020
SFL	3,610	4,835
Seatankers Management Co. Ltd	4,793	3,578
Archer Limited	44	88
Alta Trading UK Limited	37	1,263
Golden Ocean	3,525	2,336
Seadrill Limited	544	25
Flex LNG Ltd	384	366
Avance Gas	326	540
TFG Marine	230	16
Other related parties	1,395	208
	14,888	13,255

A summary of balances due to related parties as of September 30, 2021 and December 31, 2020 is as follows:

(in thousands of $)	2021	2020
SFL	5,751	8,978
Seatankers Management Co. Ltd	5,818	3,147
Avance Gas	427	176
Flex LNG Ltd	200	143
Golden Ocean	4,029	2,040
TFG Marine	18,417	5,369
	34,642	19,853

See also Note 11, Note 13 and Note 17 for details regarding related party transactions and balances.

17. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with mutual protection and indemnity associations, who are members of the International Group of P&I Clubs. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of September 30, 2021, the Company’s newbuilding program consisted of one LR2 tanker which was delivered in November 2021, and six VLCCs which are expected to be delivered during 2022 starting in the first quarter.

As of September 30, 2021, total instalments of $115.7 million had been paid in connection with the Company's remaining newbuilding program, and remaining commitments amounted to $497.4 million, of which we expect $60.0 million to be paid in 2021 and $437.4 million to be paid in 2022, of which $33.4 million and $390.0 million, will be financed by committed term loan facilities.

The Company has entered into forward bunker purchase arrangements for the delivery of 5,000 MT of bunker fuel per month for delivery between October 2020 and December 2021. The contracts oblige the Company to purchase and take delivery of the fixed quantity of physical fuel at prices between $325 per MT and $365 per MT. In addition, the Company has entered into an arrangement for the delivery of 5,000 MT of bunker fuel per month for delivery between January 2021 and December 2021. The contract obliges the Company to purchase and take delivery of the physical fuel at $232 per MT. As of September 30, 2021, the remaining commitments amounted to $9.0 million, all of which is expected to be paid in 2021.

As of September 30, 2021, the Company has agreed to provide a $50.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As at September 30, 2021 there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers, then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as of September 30, 2021.

In June 2021, the Company entered into an agreement to acquire two scrubber fitted, latest generation ECO-type VLCCs built in 2019 at the HHI shipyard in South Korea for a total of $180.0 million. In the nine months ended September 30, 2021, the Company paid deposits of $18.0 million, recorded as prepaid consideration, and the remaining commitment was $162.0 million as of September 30, 2021. The vessels were delivered during the fourth quarter of 2021 and the Company drew down $117.0 million under its senior secured term loan facilities with SEB and KFW to partially finance the delivery.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for unpaid charter hire, demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition individually and in the aggregate.

18. SUBSEQUENT EVENTS

In October 2021, the Company entered into a senior secured term loan facility in an amount of up to $130.0 million with DNB to partially finance the acquisition of two of the six resale VLCC newbuilding contracts. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ABN to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In October 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from KFW to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from ING Bank to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 20 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $65.0 million from Crédit Agricole to partially finance the acquisition of one of the six resale VLCC newbuilding contracts. The facility will have a tenor of five years, carry an interest rate of LIBOR plus a margin of 170 basis points and have an amortization profile of 18 years commencing on the delivery date from the yard. The facility is subject to final documentation.

In November 2021, the Company extended the terms of its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen by 12 months to May 2023 and $209.7 million of the extended facility has been reclassified to long term debt as of September 30, 2021.

In October 2021, the Company took delivery of the 2019-built VLCC, Front Driva, from HHI and drew down $58.5 million under its senior secured term loan facility with SEB to partially finance the delivery.

In November 2021, the Company took delivery of the 2019-built VLCC, Front Nausta, from HHI and drew down $58.5 million under its senior secured term loan facility with KFW to partially finance the delivery.

In November 2021, the Company took delivery of the LR2 tanker, Front Feature, from SWS and drew down $33.4 million under its senior secured term loan facility with CEXIM and Sinosure to partially finance the delivery.

In October 2021, the Financial Supervisory Authority approved the payment by Den Norske Krigsforsikring for Skib (“DNK”), the Norwegian Shipowners Mutual War Risk Insurance Association, of a distribution to its members of approximately $300.0 million. Frontline’s share of the distribution is estimated to be approximately $17.8 million, before tax, and is expected to be received in the fourth quarter of 2021.

In October 2021, 5,499,658 ordinary shares were issued pursuant to the Equity Distribution Agreement dated June 3, 2020, for combined gross proceeds of $51.2 million. Following such issuance, Frontline has an issued share capital of $203,530,979 divided into 203,530,979 ordinary shares.

In November 2021, the Company entered into an agreement to sell four of its scrubber-fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen, our largest shareholder. The vessels are expected to be delivered to new owners during the fourth quarter of 2021 and the first quarter of 2022. The Company expects to record a total gain on sale, divided between the fourth quarter of 2021 and the first quarter of 2022, of approximately $11.2 million.